

May 31, 2011

Mr. Steven E. Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

> **Re: BOK Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-19341**

Dear Mr. Nell,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business

Supervision and Regulation, page 2

1.   Please revise your future filings to provide a more expansive discussion of the regulations that impact you and your business operations. Examples of areas that you should discuss, if applicable to your operations, include more information regarding the Bank Secrecy Act and the USA PATRIOT Act, the Dodd-Frank Act including the Volcker Rule and the Durbin Amendment, federal securities laws, and transactions with affiliates.   Please

also discuss the impact that these regulations are expected to have on your operations going forward (e.g., decreases in trading revenues, overdraft fees, debit interchange fees, etc.).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies & Estimates, page 14

Allowances for Loan Losses and Off-Balance Sheet Credit Losses, page 14

2.   We note your disclosure that specific allowances for impairment are determined for loans that have not yet been charged down to amounts you expect to recover through evaluation of estimated future cash flows, collateral values and historical statistics. Please tell us and revise your future filings to clarify under what circumstances you would rely on historical statistics to measure impairment on a loan individually evaluated for impairment, the types of statistics used and why historical statistics would provide a more relevant measurement of impairment than estimated future cash flows, collateral values or observable market prices. Please also tell us how the use of historical statistics to measure impairment on loans individually identified as impaired is consistent with the guidance in ASC 310-10-35-22.

Fair Value Measurement – Valuation of Derivative Instruments, page 16

3.   We note your disclosure that credit risk is considered in determining the fair value of your derivative instruments. We also note your disclosure in your March 31, 2011 Form 10-Q that you recorded $2.6 million in credit losses on certain customer derivative contracts during the quarter due to the counterparty's inability to meet their margin requirements. In the interest of transparency, please revise your disclosure in future filings to more clearly explain how you factor both own and counterparty credit risk into your fair value determinations for your derivative instruments (i.e., explain how these credit valuation adjustments are calculated). Additionally, please tell us whether you had a credit valuation adjustment recorded for the derivative contracts where you ultimately recorded credit losses in the first quarter of 2011, and if so, how much as of December 31, 2010.

Assessment of Operations, page 19

Other Operating Revenue, page 21

4.   We note your discussion of the various components of brokerage and trading revenues, including customer hedging revenue, investment banking revenue, retail brokerage revenue, and securities trading revenue. We further note your disclosure on page 79 regarding the manner in which these revenues are earned (e.g., fair value changes in

trading securities and derivatives as well as fee and commission revenue associated with brokerage sales and underwriting and financial advisory services). Given the significance of your other operating revenues to your income statement, and the significant fluctuations in brokerage and trading revenue from period to period, we believe that more granular disclosure of your various revenue sources would provide beneficial information to investors. Accordingly, please revise your future filings to more clearly describe the significant components of your brokerage and trading revenue and the types of securities that generate such revenues. Please also provide quantitative information regarding how such revenues are generated (e.g., how much is based on fair value changes versus fees and commissions earned).

5.   As a related matter, we note your disclosure on page 64 that you take trading positions in U.S. Treasury securities, mortgage-backed securities, municipal bonds and financial futures for your own account with the objective of generating trading profits. We believe that separate quantification of these "proprietary trading revenues" will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities. In addition, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Assessment of Financial Condition, page 38

Securities, page 38

6.   We note your involvement with municipalities through direct holdings of municipal bonds as well as through the underwriting of municipal bond offerings and trading of municipal securities. We also understand that banks may have involvement with municipalities as sponsors of municipal bond vehicles, as providers of guarantees (typically letters of credit), and through the offering of deposit services, direct loans and other traditional banking products. Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities. Please also consider providing this type of disclosure in your future filings, if material, in order to more clearly identify any risk concentration in this industry.

Summary of Loan Loss Experience, page 47

7.   We note your disclosure that the provision for credit losses is the amount necessary to maintain the allowance for credit losses at an amount determined by management to be

"adequate" based on its evaluation.   If true, please revise to confirm here as well as on page 48 that you recorded the allowance for loan losses at the amount that you believe to be the "appropriate" estimate of your inherent probable losses within your loan portfolio.

Consolidated Statements of Cash Flows, page 71

8.	Tell us why depreciation and amortization expense for the year ended December 31, 2009 was $28.8 million and $36.5 million higher than the amounts for the years ended December 31, 2010 and 2008, respectively.

9.	We note the line item "net (accretion) amortization of securities discounts and premiums increased by $70.0 million to $105.7 million during the year ended December 31, 2010. Please tell us the primary driver for the increase in amortization of securities premiums.

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies, page 74

Other Operating Revenue, page 79

10.	We note that you describe the most significant components of your other operating revenues and their related accounting policies with the exception of transaction card revenue. Given the significance of this revenue source to your total other operating revenues, please revise your future filings to disclose how such revenues are generated and your related revenue recognition policy.

Note 2 – Securities, page 82

11.	We note that you classify investments in Federal Reserve Bank and Federal Home Loan Bank stock within your available-for-sale investment portfolio. This classification does not appear consistent with the guidance in ASC 942-325-45-1. Please revise your presentation and classification of these investments in your future filings accordingly.

12.	We note the information provided in the tables on page 85 regarding the duration of your unrealized losses on investment securities. The title of these tables indicates that all such securities are temporarily-impaired; however, they include certain private issue RMBS for which OTTI has been recognized. In the interest of transparency, please revise this disclosure in your future filing such that temporarily-impaired securities are shown separately from those with OTTI.

Mortgage Trading Securities, page 88

13.   We note that your "mortgage trading securities" are included within your Securities portfolio on the face of your balance sheet while other "trading securities" are presented separately. Please revise your future filings to provide footnote disclosure that discusses the major security types that comprise your "trading securities," similar to the level of discussion provided for your "mortgage trading securities".

Note 4 – Loans, page 90

14.   We note your disclosure that renegotiated loans may be transferred to loans held for sale after a period of satisfactory performance, generally at least nine months. Please clarify whether your policy does not permit you to try to sell loans that have recently been renegotiated. If so, please tell us why.

Credit Quality Indicators, page 93

15.   We note that you utilize internal risk gradings as a primary credit quality indicator for a significant portion of your loan portfolio and that your risk grade categories consist of performing, potential problem and nonaccrual loans. Please revise your disclosure in future filings to provide qualitative information on how these internal risk gradings relate to the likelihood of loss as required by ASC 310-10-50-30. Please also disclose whether there is any correlation between your internal risk gradings and the risk classification system used by bank regulators (e.g., pass, substandard, doubtful, etc.).

16.   As a related matter, we note your disclosure that certain commercial loans and most residential mortgage and consumer loans are not risk graded. Please revise your disclosure in future filings to discuss the primary credit quality indicators for these portfolios as required by ASC 310-10-50-29. In this regard, we note for example that you have classified $5.3 million of home equity loans as non-graded nonaccrual loans, and based on your disclosures on page 95, only $1.6 million of that loan class in total is past due, so other indicators must have been used to determine nonaccrual status which should be disclosed.

Note 7 – Mortgage Banking Activities, page 97

17.   We note from your disclosure on page 122 that you elected the fair value option on certain of your residential mortgage loans held for sale. In future filings, please expand your disclosures to discuss the reasons you elected the fair value option for only certain of your residential mortgage loans. Additionally, please disclose the estimated amount of gains or losses including in earnings during the period attributable to changes in instrument-specific credit risk and how those amounts were determined.

18.   Based on your disclosure here and your discussion of operating results within MD&A, it appears that your mortgage banking revenues are comprised of gains on sales of loans; changes in fair values of mortgage loans held for sale, mortgage loan commitments and forward sales contracts; and servicing revenues. We are unclear, however, as to how the gains/(losses) disclosed in the table on page 97 reconcile to the amounts discussed on page 22 of MD&A. Accordingly, please tell us and revise your future filings to provide tabular disclosure of the components of your mortgage banking revenue that agrees to the amount reported on your Statement of Earnings. In addition, please discuss the significant drivers of your mortgage banking revenues and the typical timelines involved in the mortgage origination and sale process (e.g., from loan commitment to origination to sale).

19.   We note that you recognized a $11.8 million "day one gain" on the purchase of MSRs during the first quarter of 2010 resulting from the difference between the transaction price and estimated fair value. We also note that you attribute this gain directly to the seller's distressed financial condition. Please respond to the following:

   •   More clearly explain the circumstances around this MSR purchase, including your evaluation of the seller's distressed financial condition, how you were made aware of the sales transaction, and whether other bidders were involved;
   •   Provide us with a copy of the independent valuation analysis performed; and
   •   More clearly describe the internal valuation model you used to corroborate the results of the independent valuation, including the significant assumptions used.

20.   We note your disclosure on page 98 of the key assumptions used to measure the fair value of your mortgage servicing rights. Given the wide range of assumptions for prepayment speed (6.53% to 23.03% as of December 31, 2010) please revise to provide more granular detail by type of mortgage servicing right (loan type, interest rate) or other factor driving the wide differences in assumptions.

21.   We note your disclosure on pages 98-99 regarding certain residential mortgage loans sold with recourse to U.S. government agencies. Please respond to the following:

   •   Describe the types of situations where you sell loans and provide recourse to the purchaser in more detail and clarify the situations where full recourse is provided versus partial recourse. For example, we note your disclosure mentions various loans originated under community development programs and sold to U.S. Government agencies but it isn't clear the level of recourse provided in those situations;
   •   Tell us whether full or partial recourse is provided as part of loan sales where you are also subject to obligations under standard representations and warranties; and
   •   Tell us the typical time period that the recourse provisions last and discuss the types of credit-related events which are covered under these recourse provisions.

22.   We note your disclosure on page 99 regarding your off-balance sheet credit risk related to obligations under standard representations and warranties. Based on your disclosure it does not appear that you have experienced a significant volume of repurchase requests to-date for violations of these representations and warranties. However, to the extent that the volume of these repurchase requests increase or your exposure becomes material, please consider providing the following disclosures in your future filings:

- Providing a roll-forward of the reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses;
- Discussion of time period permitted to respond to the request and ramifications of a non-timely response;
- Levels of unresolved claims existing at the balance sheet date by claimant;
- Disclosure, by claimant and loan type, of the amount of unpaid principal balance of loan repurchase requests that were resolved during the period;
- Description of methodology and key assumptions used in determining the repurchase reserve;
- Qualitative discussion of any trends in claimant requests or types of provisions causing the repurchase requests;
- Rejected claim success rates, by type of claimant;
- Whether you have recourse back to any broker or mortgage company who sold you the loan, and if so, the types of actions, and success rates, of getting reimbursed for the claim. Also discuss how this expectation is being factored into the reserve obligation; and
- To the extent that it is at least reasonably possible that exposure to loss exists in excess of amounts accrued, discuss the possible loss or range of loss or provide explicit disclosure why an estimate cannot be made.

Note 14 – Commitments and Contingent Liabilities, page 107

23.   We note your disclosure at the bottom of page 108 that you believe that any liability or loss resulting from the final outcomes of litigation proceedings will not be material *in the aggregate*. Please revise your future filings to specifically state whether you believe the outcome of such matters will be material to your financial condition, results of operations or cash flows. If you are unable to make an assertion that the matters will not be material to your consolidated financial statements, please disclose your estimated loss or range of reasonably possible losses in excess of amounts accrued in accordance with ASC 450-20-50.

Note 18 – Fair Value of Financial Instruments, page 116

24.   We note your tabular disclosure on page 121 that indicates that you transferred securities from trading to available for sale during both 2010 and 2009, as well as your disclosure

below the tables indicating that the transfers were due to sales limitations and banking regulations. Please provide additional information regarding the limitations and regulations requiring these transfers as well as how you concluded that the transfers were consistent with the guidance in ASC 320-10-35-12 which indicates that given the nature of the a trading security, transfers into or from the trading category should be rare.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 with any questions.

Sincerely,

Stephanie L. Hunsaker
Senior Assistant Chief Accountant